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                                                                       EXHIBIT 5


                                         June 18, 1998





Pogo Producing Company
5 Greenway Plaza
Suite 2700
Houston, Texas  77046

Ladies and Gentlemen:

          As set forth in the Registration Statement on Form S-4 ("Registration Statement"), filed by Pogo Producing Company, a Delaware corporation (the "Company"), under the Securities Act of 1933, as amended (the "Act"), relating to the Company's issuance of approximately 2,572,207 shares (the "Shares") of the Company's common stock, par value $1.00 per share (the "Common Stock"), together with related rights (the "Rights") to purchase the Company's Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Pogo Preferred Stock") in exchange for (A) all of Arch Petroleum Inc.'s issued and outstanding (i) shares of common stock, par value $0.01 per share (the "Arch Common Stock"), (ii) shares of 8% Exchangeable Convertible Preferred Stock and
(iii) 9.75% Series A Convertible Subordinated Notes due 2004 and Adjustable Rate Series B Surbordinated Notes and (B) when issued in accordance with the Arch Petroleum Inc. Stock Option Plan, all of shares of Arch Common Stock subject to such Stock Option Plan, all in accordance with, and pursuant to, that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 28, 1998, by and among the Company, Arch Petroleum Inc. and Alphac, Inc., a Delaware corporation, and the Company's wholly owned subsidiary, certain legal matters in connection with the Common Stock are being passed upon for you by me. At your request, this opinion is being furnished to you for filing as Exhibit 5 to the Registration Statement.

          I am the Vice President-Law and Corporate Secretary and, as such, have acted as counsel for the Company in connection with the registration of the Shares. In such capacity, I have examined the Company's Restated Certificate of Incorporation and Bylaws, each as amended to date, and have examined the originals, or copies certified or otherwise identified, of corporate records of the Company, certificates of public officials and of representatives of the Company, statutes and other records, instruments and documents as a basis for the opinions hereinafter expressed.

          Based upon my examination as aforesaid, and subject to the assumptions, qualifications, limitations and exceptions set forth herein, I am of the opinion that:

          1. The Company is a corporation duly organized and validly existing under the laws of the State of Delaware.

          2. The Shares have been duly authorized by all requisite corporate action on the part of the Company. Upon issuance and delivery of the Shares in accordance with the terms of the Merger Agreement and, in the case of Shares to be issued in exchange for shares reserved for issuance pursuant to Arch Petroleum Inc.'s Stock Option Plan, the Arch Petroleum Inc. Stock Option Plan, and as set forth in the Registration Statement, the Shares will be validly issued, fully paid and non-assessable.

          I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of my name under the caption "Legal Matters."

                                   Very truly yours,

                                   /s/ Gerald A. Morton